Appendix II

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Hartford Multifactor Index Methodology

Hartford Multifactor Large Cap Value Index   HMLCVX

Version 1.1 dated September 30, 2018

This document details the rules-based methodology that governs the above-listed Hartford Multifactor Index.

Contents

Hartford Multifactor Index Methodology | Page

Overview of Hartford Multifactor Large Cap Value Index   3

Hartford Multifactor Large Cap Value Index   4

Appendix | Page

Index Publishing and Calculation   7

Definitions   9

Index Notices   11

Overview of Hartford Multifactor Large Cap Value Index

The Hartford Multifactor Large Cap Value Index is designed to capture the performance potential of US equities by seeking the enhanced return potential of multiple risk factors while maintaining targeted ranges of exposures across size and sector dimensions.

Eligible Securities
Eligible securities for the Index are derived from a universe composed of companies within the following general parameters:

Hartford Multifactor Index	Eligible Universe
Large Cap Value	Of the largest 1000 US companies, the 60% with the lowest composite growth scores are eligible

Overview of Index Construction Methodology
Hartford Multifactor Large Cap Value Index deploys an integrated process that seeks to deliberately allocate risk and maximize exposure to companies exhibiting positive exposure to value, momentum, quality, and low volatility factors**.**

- **Risk-First Portfolio Construction** – Establishes risk parameters for each index by setting volatility as well as company-, size-, sector-level diversification objectives. The Index targets up to a 15% reduction in volatility over a market cycle as part of the index design.
- **Multifactor Security Selection** – Seeks to select companies exhibiting a favorable combination of value, momentum and quality factors in an attempt to enhance return potential.

The Index's Provider (Lattice Strategies LLC
("Lattice Strategies" or "Lattice"), a wholly owned subsidiary of Hartford Funds Management Company, LLC ("HFMC")) is responsible for the methodology and selection of each index component. The Indices are calculated and distributed by Solactive AG. The Indices are calculated as price and total return indices.

Hartford Multifactor Large Cap Value Index (HMLCVX)

Index Overview

Hartford Multifactor Large Cap US Value Index (the "Index") seeks to enhance return potential of the initial capitalization-weighted universe while reducing volatility by up to fifteen-percent over a complete market cycle. The Index methodology seeks to enhance return potential through multifactor stock selection while applying a comprehensive risk framework to overall Index construction. The rules-based, proprietary methodology utilizes an optimization process to help achieve the desired composition and targeted characteristics, including reduced volatility, relative sector and size constraints and positive value, momentum, quality, and low volatility factor scores at the portfolio level.

Composition of the Index

A. Selection of Index Components

The initial composition of the Index, as well as any ongoing adjustment, is based on the following rules:

1. Equity Universe

All stocks included in the Index must pass the following screening criteria:
A. The company must be domiciled in the United States. Country of domicile classification is determined by the following criteria:
   1. Country of incorporation
   2. Country of primary exchange listing
   3. Country of headquarters
B. The stock is within the largest 1000 US companies using free float market capitalization
C. The average daily trading volume (ADTV) over the last 6 months exceeds 1M USD

2. Establishing the Index Constituents

Upon determination of the stocks to be included in the universe, an optimization process is applied to determine which stocks are held and how they are weighted. The objectives and constraints of the process are discussed below.

- **Value Universe Creation**

   The 1000 companies are screened and ranked by a growth factor [Earnings Yield (50%), Net Income Growth (25%) and Sales Growth (25%)]; the bottom 60% is the eligible large cap value universe

- **Strategy Risk Controls**

   The Index includes multi-layered risk controls, including:
   1. Active sector allocation limitations are set at ±1% from each sector's representation in the initial capitalization-weighted universe.
   2. Based on the cumulative estimated free-float market capitalization of the entire US equity universe (mega-cap to micro-cap), the largest 1000 eligible companies are allocated across size categories and subject to the following active parameters:

Size Category	Upper/Lower Limitation
Largest 40%	±5%
Next 30%	±5%
Next 15%	±5%
Next 13%	±5%
Bottom 2%	±5%

3. Size and liquidity caps: Max position sizes are applied within the size categories and are based on the greater of 0.50% or double the equal-weight of each category's constituents at rebalance. All positions subject to a maximum of 50% ADTV.
4. Minimum effective number of equities must be at least 100
5. Seek up to 15% reduction in volatility (based on historical standard deviation of the US capitalization-weighted universe's 3-year return).[1]

_____
[1] To achieve this target, process inputs seek 20% volatility reduction.

▪ **Factor Enhancement**
The stock selection process seeks to identify and assign weightings to stocks with attractive factor characteristics. In this analysis, factors covering the traditional dimensions of value, momentum and quality are utilized. Stocks are selected with an aim to enhance the overall factor characteristics of the index while also meeting the strategy risk controls outlined above.

Creating Aggregated Factor Scores
Once the Valuation, Momentum and Quality scores have been calculated, combined factor scores are assigned and based on the following weighting: Value 50%, Momentum 30% and Quality 20%. Combined scores for financial and real estate sector companies are assigned weightings of 65% Value and 35% Momentum.

Through an optimization process, the strategy selects from eligible companies with the highest combined factor scores while also seeking positive portfolio-level exposure to multiple factors relative to the initial capitalization-weighted universe. Considered factors in this step are defined below:

Hartford Value Factor
The Hartford Value Factor equally weights multiple valuation metrics to arrive at an aggregated valuation metric. Valuation metrics include: Earnings Yield, EBITDA/Enterprise Value (EV), Operating Cash Flow/EV, Revenue/EV, Dividend Yield, and Book Value (used only in financials and real estate as a replacement to EBITDA/EV).

Hartford Momentum Factor
The Hartford Momentum Factor equally weights Last 12 ex-1 monthly returns and last 6 ex-1 monthly returns arrive at an aggregated momentum metric.

Hartford Quality Factor
Gross profitability / total assets is used to measure quality in the Index. Where the factor is not available (i.e. for financial and real estate stocks), quality is excluded from the factor mix.

Hartford Low Volatility Factor
The Hartford Low Volatility Factor considers the standard deviation of historical returns for each stock over the past 130 business days.

▪ The principle of "neutralization" is applied in the calculation of factor scores. Neutralization is deployed to remove biases between companies and securities of different classifications. In particular, the neutralization employed seeks to jointly mitigate biases by geographic (e.g. country, region) and economic (e.g. sector, industry, property type) exposures.

B. Determining the Final Risk-Optimized Index
With the above inputs in place, the Index is constructed using a proprietary optimization process. The optimization uses the initial starting universe of eligible securities as the baseline and the optimization objectives and constraints determine the composition of the Index during each reconstitution and rebalance period. The process layer determines a suitable combination of stocks that allows for the greatest expression of index objectives, including factor expression, diversification goals and volatility targets.

- **Turnover Reduction**
  The optimization process seeks to mitigate unnecessary and counterproductive turnover while maintaining index attributes and other risk controls.

C. Reconstitution and Rebalancing
The composition of the Index is reconstituted and reweighted on the second Wednesday in March and on the second Wednesday in September. The Inception Date of the Index is April 30, 2018.

See Appendix for definitions of terms.

Appendix: Index Publishing and Calculation

Hartford Multifactor Index Tickers and ISINs

Index Name	Total Return		Price Return	
	Ticker	ISIN	Ticker	ISIN
Hartford Multifactor Large Cap Value Index	HMLCVX	DE000SLA5E79	HMLCVP	DE000SLA5E87

Distribution
The Index is published via the price marketing services of Boerse Stuttgart AG and distributed to all affiliated vendors. Each vendor decides on an individual basis as to whether the vendor will distribute/display the Hartford Multifactor Index via the vendor's information systems.

Prices and calculation frequency
The price of the Index is calculated on each Business Day based on the prices on the respective Exchanges on which the Index Components are listed. The most recent prices of all Index Components are used. Prices of Index Components not listed in the Index Currency are translated using spot rates (London 4pm) as quoted by Thomson Reuters. Should there be no current price available on Reuters, the most recent price or the Trading Price on Reuters for the preceding Trading Day is used in the calculation.

The Index is calculated every U.S. Business Day from 12:00am to 10:50pm, CET. The Index price is calculated continuously in 15-second intervals during these hours. In the event that data cannot be provided to Reuters or to the pricing services of Boerse Stuttgart AG, the Index cannot be distributed.

Any incorrect calculation is adjusted on a retrospective basis.

Lattice Strategies engages with and pays a fee to Solactive AG for index calculation and distribution services. Lattice Strategies is responsible for the methodology and selection of the index components. The Indices are calculated as price and total return indices in USD.

Decision-making bodies
A committee, composed of members as determined by Lattice Strategies LLC, is responsible for decisions regarding the application of any amendments to the rules (in this document referred to as the "committee" or the "index committee"). The committee shall decide if any Extraordinary Events should occur and on the implementation of any necessary adjustments.

Members of the committee can recommend changes to the index methodology rules and submit them to the committee for approval at any time. Refinements to methodology will be communicated in advance of pre-established rebalance and reconstitution periods via updates to the methodology document and noted in the Index Notices section of the Appendix.

Publication
All specifications and information relevant for calculating the Index are available via the following link:
https://www.solactive.com/wp-content/uploads/2018/01/Index-Calculation-Guideline_V1.2.pdf

Licensing
Licences to use the Indices as the underlying value for derivative instruments are issued to stock exchanges, banks, financial services providers and investment houses by Lattice Strategies LLC.

Extraordinary adjustment
If a company included in the Index is removed between two Adjustment Days due to an Extraordinary Event, or is otherwise deemed by the index committee to have experienced an Extraordinary Event that impacts its qualification for inclusion in the Index as determined by the Methodology, if necessary, the index committee shall designate a successor company or otherwise determine a course of action to bring the impacted company position back into alignment with the Methodology. The new Index composition would be communicated to Solactive AG once determination is made by the index committee, and any such change would be published by Solactive AG as soon as practicable thereafter, normally after the close of the US markets on the following business day. To the extent any such index committee determination is made within 45 days of the next Adjustment Day, the index committee may elect to wait until such next Adjustment Day to make the adjustment to the Index.

Appendix: Definitions

<u>Definitions</u>

Adjustment Days – An adjustment date is the date on which financial adjustments will be made to a contract or transaction as agreed by all the parties involved in the transaction.

Book Value – The book value of an asset is the value at which the asset is carried on a balance sheet and calculated by taking the cost of an asset minus the accumulated depreciation.

Dividend Yield – Dividend Yield is the weighted average dividend yield of the securities in the index (including cash). The number is not intended to demonstrate income earned or distributions made by a portfolio.

Earnings Yield – The net income (before extraordinary items and discontinued operations) for the most recent 4 Quarter period divided by the current total public equity value of the company.

EBITDA/Enterprise Value (EV) – EBITDA is an acronym for Earnings Before Interest Taxes Depreciation and Amortization. EBITDA/EV is a metric that is used as a valuation tool to allow investors to compare the value of a company, debt included, to the company's cash earnings less noncash expenses.

Expected Tail-Loss – Includes events that have a small probability of occurring and occur at the ends of a normal distribution curve.

Extraordinary Event – Includes, but is not limited to, a corporate takeover, merger, spin-off, special dividend, or delisting, which may alter the manner in which the company's securities are valued and/or traded.

Free Float Market Capitalization – Free float market capitalization is another method of calculating market capitalization that requires taking the equity's price and multiplying it by the number of shares readily available in the market.

Gross Domestic Product (GDP) – Gross domestic product is the monetary value of all finished goods and services produced within a country's borders in a specific time and is used as a broad measurement of a nation's overall economic activity.

Gross Profitability – Gross profitability is the profit a company makes after deducting the costs associated with making and selling its products, or the costs associated with providing its services.

Gross Profits/Total Assets – Gross profit/total assets is a profitability measure that allows investors to compare the gross profits of a company to the company's total assets.

Index Component – Security within an Index

Index Calculator – Agent responsible for calculating the value of each index (Solactive AG or any other appropriately appointed successor in this function.)

Index Currency – The US Dollar

Index Provider – Lattice Strategies LLC.

Market Cap – Market cap or market capitalization refers to the total dollar market value of a company's outstanding shares and is calculated by multiplying a company's shares outstanding by the current market price of one share.

Market Disruption Event – Market disruption events are situations where markets cease to function in a regular manner, typically characterized by rapid and large market declines.

Operating Cash Flow/EV – Operating Cash Flow/EV is the ratio of estimated cash generation to the entire economic value of a company. Cash production is calculated by taking the net income (before extraordinary items and discontinued operations) plus amortization and depreciation plus preferred dividends.

Rebalance – Rebalance is the process of realigning the weightings of a portfolio of assets by periodically buying or selling assets in a portfolio to maintain an original desired level of asset allocation.

Reconstitution – Reconstitution is the re-setting of an index that involves adding and removing stocks as well as re-ranking existing stocks so that the composition of the index reflects the application of systematic rules.

Revenue/EV – Revenue/EV is a measure of the value of a stock that compares a company's enterprise to value to its revenue and is an indicator that investors use to determine whether a stock is priced well.

Spot Rate – The price quoted for immediate settlement on a commodity, a security or a currency.

Standard Deviation – Standard Deviation is a statistical measure of the extent to which returns of an asset vary from its average return over a certain period.

Appendix: Index Notices

The index committee is responsible for all decisions regarding methodology and application of Hartford Multifactor Indices. As part of its mandate, the committee regularly reviews the tools and techniques employed by the team responsible for applying index methodology rules toward the calculation of security weights (i.e. achieving objectives stated in the methodology).

From time to time, the tools, program, and procedures employed in applying the index methodologies may be refined and enhanced.

Data Sources used in the development of Hartford Multifactor Indices:

S&P Capital IQ/Compustat
S&P Capital IQ/SNL Database
FactSet Research Systems Inc.
Bloomberg L.P.
International Monetary Fund (Country Eligibility)
Organisation for Economic Co-Operation and Development
Quandl

Disclosures

This document and the information included herein are proprietary to Lattice Strategies LLC ("Lattice"). The unauthorized copying, redistribution, sale, retransmission, or other transfer to a third party of this data, without the prior written consent of Lattice is strictly prohibited.

Any use or exploitation of the information in this document for the purpose of creating any financial product or service, which seeks to emulate the performance of the Indices, or which otherwise is based on the Indices, is not permitted without the written consent of Lattice.

Lattice and the Hartford Funds* (collectively "Hartford Funds") does not guarantee or make any representation or warranty, express or implied, to any investor regarding the advisability of investing in securities generally or in an ETF particularly or the ability of an index to track general market performance. An investor cannot invest directly in an index.

The website links provided herein are for an investor's convenience only and are not an endorsement or recommendation by Hartford Funds of any of the websites or the products or services offered. Hartford Funds is not responsible for the accuracy and validity of the content of these websites.

This document is provided for informational purposes only. It is not intended to be relied upon as investment advice or as a recommendation, offer or solicitation to buy or sell any securities or adopt any investment strategy. All investing involves risk, including the possible loss of principal.

*Hartford Funds refers to Hartford Funds Management Group, Inc., and its subsidiaries, including Hartford Funds Management Company, LLC (HFMC) and Hartford Funds Distributors, LLC, as well as Lattice Strategies LLC, a wholly owned subsidiary of HFMC.

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